Filed Pursuant to Rule 424(b)(7)
Registration No. 333-207266

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 5, 2015)

HC2 HOLDINGS, INC.

7,151,797 Shares of Common Stock
Issuable Upon Conversion of the
Selling Securityholders’ Convertible Participating Preferred Stock

This prospectus supplement supplements our prospectus dated October 5, 2015, as amended and supplemented by our prospectus supplement dated October 28, 2015, and relates to the possible resale of up to 7,151,797 shares in the aggregate of our common stock, par value $0.001 per share, issuable upon conversion of the preferred stock identified above by the selling securityholders identified in this prospectus supplement. We will not receive any of the proceeds from the shares of common stock sold by the selling securityholders.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supplements information contained in the prospectus.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 5 OF THE PROSPECTUS DATED OCTOBER 5, 2015 AND IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 19, 2015.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Securityholders” in our prospectus dated October 5, 2015, as amended and supplemented by our prospectus supplement dated October 28, 2015. Capitalized terms that are not defined in this prospectus supplement are defined in the prospectus.

SELLING SECURITYHOLDERS

The table below sets forth certain information regarding the beneficial ownership of our common stock as of November 19, 2015 by certain selling securityholders, including the shares of common stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and Series A-1 Convertible Participating Preferred Stock of the Company they hold. As of the date of this prospectus supplement, the selling securityholders identified in the table below have not converted any of the shares of Series A Convertible Participating Preferred Stock or Series A-1 Convertible Participating Preferred Stock of the Company they hold into common stock. The selling securityholders may sell all, some or none of the existing shares of common stock they hold or the common stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and the Series A-1 Convertible Participating Preferred Stock of the Company they may hold after any conversion, and therefore we cannot estimate at this time the aggregate number of shares the selling securityholders identified below may offer pursuant to future prospectus supplements or the aggregate number of shares of common stock the selling securityholders may own after completion of any such offering.

The percentages in the table below reflect beneficial ownership as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 34,044,856 shares of our common stock outstanding as of November 19, 2015.

Information in the table below, with respect to beneficial ownership, has been furnished by the selling securityholders. The selling securityholders originally acquired the Series A Convertible Participating Preferred Stock and Series A-1 Convertible Participating Preferred Stock of the Company they hold and which may be converted into the shares of our common stock that are included in this prospectus pursuant to private transactions in 2014 conducted according to exemptions from the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

Name of Selling	Common Stock Held by Selling Securityholder	Preferred Stock Held by Selling Securityholder	Common Stock Issuable Upon Conversion of Preferred Stock held by Selling Securityholder	Total Common Stock Beneficially Owned Prior to Resale of the Common Stock Issuable Upon Conversion of Preferred Stock by Selling Securityholder		Total Common Stock Beneficially Owned After Resale of the Common Stock Issuable Upon Conversion of Preferred Stock by Selling Securityholder
Securityholder	(1)	(2)	(3)	Number	Percent	Number	Percent
Hudson Bay Credit Management LLC(4)	242,472	12,500	2,981,150	3,223,622	8.7%	*	*
Benefit Street Partners L.L.C. (5)	750,000	12,500	2,981,150	3,731,150	10.1%	*	*
DG Capital Management, LLC (6)	470,509	5,000	1,189,497	1,660,006	4.7%	*	*

(1)	Includes existing shares of common stock held by the selling securityholders as reported on their most recent Schedule 13D or Form 13F filed with Securities and Exchange Commission or otherwise reported to the Company by the selling securityholders.
(2)	Includes the shares of Series A Convertible Participating Preferred Stock or Series A-1 Convertible Participating Preferred Stock held by the selling securityholders as reported on their most recent Schedule 13D or Form 13F filed with Securities and Exchange Commission or otherwise reported to the Company by the selling securityholders.
(3)	Assumes the selling securityholders convert all the shares of the Company’s Series A Convertible Participating Preferred Stock or Series A-1 Convertible Participating Preferred Stock they hold.
(4)	Includes the number of shares beneficially owned by Hudson Bay Capital Absolute Return Credit Opportunities Master Fund, Ltd. (the “HB Fund”), Hudson Bay Credit Management LLC (the “Investment Manager”), Hudson Bay Capital Management, L.P. (“HBCM”) and Mr. Sander Gerber (“Mr. Gerber”). HBCM is the sole member of the Investment Manager. Each of HBCM and the Investment Manager, which serves as the investment manager to the HB Fund in whose names the securities are held, may be deemed to share beneficial ownership of the shares of common stock beneficially held by the HB Fund. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of HBCM. Mr. Gerber disclaims beneficial ownership of these securities. Such persons have shared voting and dispositive power with respect to, and beneficially own, 3,223,622 shares of common stock, which amount consists of 242,472 shares of the common stock and 2,981,150 shares of common stock that may be acquired upon conversion of 12,500 shares of the Company’s Series A Convertible Participating Preferred Stock based on an accrued value per share of $1,013.5911, which amount is subject to increase from time to time by the amount of any accrued or unpaid dividends on the shares of the Company’s Series A Convertible Preferred Stock.
(5)	Includes the number of shares beneficially owned by Benefit Street Partners L.L.C. (“BSP”), Providence Equity Capital Markets L.L.C. (“PECM”), Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan. BSP is the investment manager of Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P. and Benefit Street Partners SMA LM L.P. (collectively, the “BSP Funds”). PECM is the investment manager of PECM Strategic Funding L.P. Messrs. Creamer, Gahan, Nelson and Salem collectively control each of BSP and PECM through their indirect ownership of membership interests of BSP and PECM. As a result, each of Messrs. Creamer, Gahan, Nelson and Salem and BSP may be deemed to share beneficial ownership of the shares of common stock beneficially held by the BSP Funds, and each of Messrs. Creamer, Gahan, Nelson and Salem and PECM may be deemed to share beneficial ownership of the shares of common stock beneficially held by PECM Strategic Funding L.P. Such persons have shared voting and dispositive power with respect to, and beneficially own, 2,981,150 shares of common stock, which amount consists of 750,000 shares of common stock and 3,731,150 shares of common stock that may be acquired upon conversion of 12,500 shares of the Company’s Series A Convertible Participating Preferred Stock based on an accrued value per share of $1,013.5911, which amount is subject to increase from time to time by the amount of any accrued or unpaid dividends on the shares of the Company’s Series A Convertible Preferred Stock.
(6)	Includes the number of shares beneficially owned by DG Capital Management, LLC (“DG Capital”), Dov Gertzulin and DG Value Partners II Master Fund, LP (the “Master Fund” and together with DG Capital and Mr. Gertzulin, the “Reporting Persons”). Shares reported herein for DG Capital include the Company’s common stock and the Company’s Series A Convertible Participating Preferred Stock and the Company’s Series A-1 Convertible Participating Preferred Stock beneficially owned by private investment funds (the “Funds”), including the Master Fund, for which DG Capital serves as investment adviser. Mr. Gertzulin serves as Managing Member of DG Capital. The address of the principal business office of each Reporting Person is 460 Park Avenue, 22nd Floor, New York, NY 10022. The principal business of DG Capital is acting as an investment adviser to the Funds and other accounts. The principal occupation of Mr. Gertzulin is serving as Managing Member of DG Capital. The Master Fund is a private investment fund. Such persons have shared voting and dispositive power with respect to, and beneficially own, 1,660,006 shares of common stock, which amount consists of 470,509 shares of the common stock and 1,189,497 shares of common stock that may be acquired upon conversion of (i) 4,000 shares of the Company’s Series A Convertible Participating Preferred Stock based on an accrued value per share of $1,013.5911, which amount is subject to increase from time to time by the amount of any accrued or unpaid dividends on the shares of the Company’s Series A Convertible Preferred Stock and (ii) 1,000 shares of the Company’s Series A-1 Convertible Participating Preferred Stock based on an accrued value per share of $1,001.00, which amount is subject to increase from time to time by the amount of any accrued or unpaid dividends on the shares of the Company’s Series A-1 Convertible Preferred.
*	These figures cannot be estimated at this time.